Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-195477

June 12, 2014

Dynagas LNG Partners LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated June 11, 2014, relating to these securities.

Issuer	Dynagas LNG Partners LP (NASDAQ: DLNG)

Offering Size:	4,800,000 common units representing limited partner interests

Offering Price:	$22.79 per common unit

Option to purchase additional units:	720,000 additional common units offered by the issuer (30 days)

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $104.7 million, or approximately $120.5 million if the underwriters exercise their option to purchase additional common units in full

Trade Date:	June 13, 2014

Settlement Date:	June 18, 2014

CUSIP:	Y2188B108

Underwriters:

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Morgan Stanley & Co. LLC

Deutsche Bank Securities Inc.

Barclays Capital Inc.

ABN AMRO Securities (USA) LLC

DNB Markets, Inc.

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on June 12, 2014, one of the underwriters purchased, on behalf of the syndicate, 28,671 common units at an average price of $22.79 per unit in stabilizing transactions.

Additional Information:

Dynagas LNG Partners LP has filed a registration statement (including a prospectus) on Form F-1 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Dynagas LNG Partners LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from the offices of Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention Prospectus Department or email dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; or Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 or email: barclaysprospectus@broadridge.com.